FOR IMMEDIATE RELEASE	NASDAQ: TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS TO PRESENT AT INVESTOR AND SCIENTIFIC CONFERENCES IN SEPTEMBER

TORONTO, Sept. 14, 2017 – Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced today that the company is scheduled to present an update on the company’s programs and progress at several upcoming conferences.

Investor Conferences:

•	Ladenburg Thalmann 2017 Healthcare Conference
Presenter: Dr. Robert Uger, Chief Scientific Officer
Date and Time: September 26, 2017 at 9:00 a.m. EDT
Location: Hotel Sofitel, New York City

•	2017 Cantor Fitzgerald Global Healthcare Conference
Presenter: Dr. Niclas Stiernholm, Chief Executive Officer
Date and Time: September 26, 2017 at 2:15 p.m. EDT
Location: Intercontinental Barclay Hotel, New York City

•	Leerink Partners Roundtable Series: Rare Disease & Immuno-Oncology
Presenters: Dr. Niclas Stiernholm, Chief Executive Officer and Dr. Robert Uger, Chief
Scientific Officer
Date and Time: September 28, 2017 at 4:30 p.m. EDT
Location: Lotte New York Palace Hotel, New York City

A live audio webcast of the Leerink Partners presentation will be available under the investor relations section of Trillium’s website at www.trilliumtherapeutics.com.

Scientific Conference:

•	Cambridge Healthtech Institute’s Inaugural “Targeting Tumor Myeloid Cells”
Presenter: Dr. Lisa Johnson, Research Scientist
Date and Time: September 28, 2017 at 9:35 a.m. EDT
Location: The Westin Copley Place, Boston

About Trillium Therapeutics

Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, TTI-621, is a SIRPaFc fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating intravenous dosing of SIRPaFc in patients with advanced cancer is ongoing, and a second Phase 1 trial evaluating direct intratumoral injections is underway in solid tumors and mycosis fungoides (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available epidermal growth factor receptor antagonist with increased uptake and retention in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
James Parsons
Chief Financial Officer
Trillium Therapeutics Inc.
416-595-0627 x232
james@trilliumtherapeutics.com

Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com